Virginia Gold Mines Inc. First Quarterly of 2004-2005 Message from the President

Virginia is pleased to present its fiscal 2005 first quarter results along with a summation of exploration activities for this period.

Drill Programs
Four drill programs took place on the Corvet Est, Coulon, MegaTEM and Éléonore projects. In total, over 35,000 metres of drilling is anticipated on these projects.

New Partnership
Virginia is pleased to be associated with Noranda on another base metal project, named Coulon. Noranda has the option to acquire 50% of the property with $8 million in exploration work over seven years and $250,000 in cash.

Significant Discovery
Virginia announced the discovery of the Roberto zone on the Éléonore project. This discovery ranks among the most important ever for Virginia and drilling and exploration will take place on the property throughout the Autumn of 2004 and the Winter of 2005.

Exploration Budget
Virginia’s exploration budget for fiscal 2005 will be $9.2 million, 6 million of which will be financed by our different partners, as well as various government exploration incentive programs. With no debt, as of August 31 2004 the Company has more than $18.5 million in working capital and exploration funds.

The President,
André Gaumond

Highlights :

August 11, 2004 - Éléonore project: impressive results on the Roberto showing

July 6, 2004 – Significant auriferous discovery on the Éléonore project

June 30, 2004 – Spring-Autumn 2004 : the most active exploration period. Annual budget revised to over $9.2 million.

June 23, 2004 - Coulon project : signing of an $8.25 million agreement with Noranda

What they’re saying about us:
“This is the sort of deal [Noranda] that makes the generative model so appealing. Having located the prospect, VIA now gets to take what is essentially a free ride while Noranda spends millions looking for the goods. If you haven't yet added VIA to your portfolio, I wouldn't put it off much longer." Doug Casey’s International Speculator, 2004

Many articles on Virginia appeared in specialized American publications (i.e. Hard Rock Analyst, Global Analyst)

All these documents can be found on Virginia’s website: www.virginia.qc.ca

VIRGINIA GOLD MINES INC. (An exploration company) Balance sheets (expressed in Canadian dollars)
	August 31, 2004 $ (unaudited)	May 31, 2004 $ (audited)
ASSETS
Current assets
Short-term investments (quoted value $12 452 701, $12 933 713)	11 865 757	12 519 509
Income taxes recoverable	13 694	13 694
Amounts receivable	3 807 360	2 909 434
Prepaid expenses	79 537 ___________________	52 968 ___________________
	15 766 348	15 495 605

Deposits on exploration cost	99 510	150 000
Exploration funds	4 131 365	4 628 904
Long-term investments (quoted value $264 468, $299 397)	151 037	151 037
Office equipment, at cost less accumulated depreciation of $12 601 ($9 522 as at May 31, 2004)	16 627	12 676
Mining properties	9 874 768	9 487 426
Web site development expenses, at cost less accumulated amortization of $2 088 ($1 742 as at May 31, 2004)	4 335 ___________________	4 556 ___________________
	30 043 990 ___________________	29 930 204 ___________________

LIABILITIES Current liabilities Accounts payable and accrued liabilities
Related companies	152 688	133 160
Others	1 178 655 ___________________	1 065 627 ___________________
	1 331 343 ___________________	1 198 787 ___________________

SHAREHOLDERS' EQUITY
Share capital	52 344 336	52 159 266
Stock options	295 708	214 439
Warrants	883 255	883 255
Deficit	(24 810 652) ___________________	(24 525 543) ___________________
	28 712 647 ___________________	28 731 417 ___________________
	30 043 990 ___________________	29 930 204 ___________________

VIRGINIA GOLD MINES INC. (An exploration company) Statements of Earning and Deficit For the periods of three (3) months ended August 31, 2004 and 2003 (unaudited) (expressed in Canadian dollars)
2004 3 months $		2003 3 months $
Revenue
Dividends	80 599	77 623
Interests	135 196	224 611
Fees	107 607 _________	52 343 _________
	323 402 _________	354 577 _________
Expenses
Professional and maintenance fees	72 933	23 370
Management fees	70 180	29 000
Rent and office expenses	112 519	168 344
Advertising and exhibitions	28 974	7 333
Travelling	10 034	6 056
Depreciation of office equipment	991	313
Amortization of web site development expenses	346	287
General exploration cost	272 535	224 456
Tax credits and mining rights	(109 588)	(56 619)
Cost of abandoned mining properties	216 060	19 924
Loss (gain) on sale of short-term investments	(68 415) _________	37 463 _________
	606 569 _________	459 927 _________

Loss for the period before income taxes	(283 167)	(105 350)
Income taxes	1 942 ___________	(2 199) ___________
Net loss for the period	(285 109)	(103 151)
Deficit - Beginning of period	(24 525 543) ___________	(24 246 595) ___________
Deficit - End of period	(24 810 652) ___________	(24 349 746) ___________
Basic and diluted net loss per share	(0.008) _____________	(0.003) _____________
Basic and diluted weighted average number of shares outstanding	36 653 593 ___________	31 672 156 ___________
VIRGINIA GOLD MINES INC. (An exploration company) Statements of Cash Flows For the periods of three (3) months ended August 31, 2004 and 2003 (unaudited) (expressed in Canadian dollars)
	2004 3 months $	2003 3 months $
Cash flows from operating activities
Net loss for the period	(285 109)	(103 151)
Items not affecting cash and cash equivalents
Cost of abandoned mining properties	216 060	19 924
Depreciation of office equipment	991	313
Amortization of web site development expenses	346	287
Compensation cost of stock options	99 736	24 413
Loss (gain) on sale of short-term investments	(68 415) ___________	37 463 ___________
	(36 391) ___________	(20 751) ___________
Net change in non-cash working capital items
Amounts receivable	(190 967)	(259 838)
Prepaid expenses	(26 569)	(6 698)
Accounts payable and accrued liabilities	(970 849) ___________	(437 221) ___________
	(1 188 385) ___________	(703 757) ___________
	(1 224 776) ___________	(724 508) ___________
Cash flows from financing activities
Increase in share capital issued for cash, net of share issue expenses	166 603	8 875
	166 603	8 875 ___________
Cash flows from investing activities
Change in short-term investments	722 167	504 415
Deposit on exploration costs	50 490	---
Decrease in exploration funds	497 539	97 596
Increase in mining properties	(206 956)	(57 741)
Additions to office equipment	(4 942)	---
Web site development expenses	(125) ___________	--- ___________
	1 058 173 ___________	544 270 ___________
Net change in cash and cash equivalents	0	(171 363)
Cash and cash equivalents - Beginning of period	0 ___________	1 197 687 ___________
Cash and cash equivalents - End of period	0 ___________	1 026 324 ___________
Additional information
Interests cashed	107 201	408 643
Income taxes paid	1 942	4 888
Long-term investments transferred in short-term investments	---	7 738
Tax credit and mining rights receivable related to exploration costs applied against mining properties	706 959	265 000
Acquisition of mining properties included in accounts payable and accrued liabilities	1 103 405	390 484
Stock options exercised and included in share capital	18 467	---

VIRGINIA GOLD MINES INC. (An exploration company) Notes to Intermediary Financial Statements (unaudited) (expressed in Canadian dollars)

1 Summary of significant accounting policies

Intermediary financial informations

The financial information as at August 31, 2004 and for the periods ended August 31, 2004 and 2003 is unaudited. However, in the opinion of management, all adjustments necessary to present fairly the results of these periods have been included. The adjustments made were of a normal recurring nature. Interim results may not necessarily be indicative of results anticipated for the year.

These interim financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company’s most recent annual financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These intermediary financial statements should be read in conjunction with the company’s most recent annual financial statements.

VIRGINIA GOLD MINES INC. (An exploration company) Notes to Intermediary Financial Statements (unaudited) (expressed in Canadian dollars)
2 Mining properties	Undivided interest %	Balance as at June 1, 2004 $	Costs incurred $	Mining properties abandoned and payment on options $	Balance as at August 31, 2004 $

Corvet Est (88 claims)
Mining property	100	9 175	---	---	9 175
Exploration costs		344 755 ___________	697 087 ___________	--- ___________	1 041 842 ___________
		353 930 ___________	697 087 ___________	0 ___________	1 051 017 ___________

Coulon (1 494 claims)
Mining property	100	139 429	---	(30 000)	109 429
Exploration costs		686 119 ___________	3 619 ___________	--- ___________	689 738 ___________
		825 548 ___________	3 619 ___________	(30 000) ___________	799 167 ___________

Chutes-des-passes (476 claims)
Mining property	50	99 139	---	(228)	98 911
Exploration costs		289 859 ___________	16 952 ___________	(687) ___________	306 124 ___________
		388 998 ___________	16 952 ___________	(915) ___________	405 035 ___________

La Grande Sud (1 permit & 173 claims)
Mining property	100	582 218	630	---	582 848
Exploration costs		2 956 401 ___________	4 356 ___________	--- ___________	2 960 757 ___________
		3 538 619 ___________	4 986 ___________	0 ___________	3 543 605 ___________

Auclair (220 claims)
Mining property	100	246 212	---	---	246 212
Exploration costs		159 798 ___________	--- ___________	--- ___________	159 798 ___________
		406 010 ___________	0 ___________	0 ___________	406 010 ___________

Lac Gayot (4 permits & 109 claims)
Mining property	50	29 536	3 473	---	33 009
Exploration costs		732 937 ___________	2 946 ___________	--- ___________	735 883 ___________
		762 473 ___________	6 419 ___________	0 ___________	768 892 ___________

Poste Lemoyne Extension (1 permit and 49 claims)
Mining property	50	14 240	1 215	---	15 455
Exploration costs		414 705 ___________	4 416 ___________	--- ___________	419 121 ___________
		428 945 ___________	5 631 ___________	0 ___________	434 576 ___________

Lac Noëlla (1 permit and 40 claims)
Mining property	100	62 207	---	(18 780)	43 427
Exploration costs		622 822 ___________	38 631 ___________	(193 774) ___________	467 679 ___________
		685 029 ___________	38 631 ___________	(212 554) ___________	511 106 ___________

Éléonore (665 claims)
Mining property	100	45 800	39 699	---	85 499
Exploration costs		427 476 ___________	337 131 ___________	--- ___________	764 607 ___________
		473 276 ___________	376 830 ___________	0 ___________	850 106 ___________

Megatem (1 759 claims)
Mining property	45	31 192	---	---	31 192
Exploration costs		802 898 ___________	4 095 ___________	--- ___________	806 993 ___________
		834 090 ___________	4 095 ___________	0 ___________	838 185 ___________

Megatem 3 (228 claims)
Mining property	49	---	---	---	---
Exploration costs		223 200 ___________	--- ___________	--- ___________	223 200 ___________
		223 200 ___________	0 ___________	0 ___________	223 200 ___________

Others
Mining property		230 366	4 288	(1 911)	232 743
Exploration costs		336 942 ___________	72 235 ___________	(680) ___________	408 497 ___________
		567 308 ___________	76 523 ___________	(2 591) ___________	641 240 ___________
Tax credit and mining rights		--- ___________	(597 371) ___________	--- ___________	(597 371) ___________
		9 487 426 ___________	633 402 ___________	(246 060) ___________	9 874 768 ___________

VIRGINIA GOLD MINES INC. (An exploration company) Statements of deferred exploration expenses (expressed in Canadian dollars) For the period of three (3) months ended August 31, 2004 (unaudited)
3 months $
Balance - Beginning of period	9 487 426 ___________
Expenses incurred at beginning of period
Claims and permits	49 305
Analysis	42 757
Drilling	223 768
Geophysics	23 739
Geology	252 942
Airborne surveys	---
Stripping	102 234
Transport	240 675
Blasting	---
Salaries	261 619
Lodging	33 734 ___________
1 230 773 ___________
Options payment	(30 000)
Abandoned mining properties	(216 060)
Tax credit and mining rights	(597 371) ___________
(843 431) ___________
Balance - End of period	9 874 768 ___________

VIRGINIA GOLD MINES INC.
(An exploration company)
Notes to Intermediary Financial Statements (unaudited)
(expressed in Canadian dollars)

3 Share Capital

Authorized
Unlimited number of common shares, without par value
36 862 255 shares issued and allotted *

* 92 469 shares are subject to escrow and cannot be released without the consent of regulated authorities.

Variation of issued and fully paid share capital

	Number	Allotted value $
Balance at the beginning of the period	36 638 915	52 159 266
Stock options	223 340	185 070 *
Balance at the end of the period	36 862 255	52 344 336
(*) Including stock options of $18 467 wich have been accounted for in stock options in 2003.
4 Purchase warrants
	Number	Weighted average exercise price $
Outstanding - beginning of period	3 198 066	1.93
Granted	0	---
Exercised	0	---
Expired	(153 846)	1.60
Outstanding - end of period	3 044 220	1.94
Warrants expire at the latest in August 2004.

5 Stock Option Plan

The company established a stock option plan as described in note 9 of the audited annual financial statements. The following tables present the stock option activity since June 1, 2004 and summarize information about fixed stock options outstanding and exercisable as at August 31.

2004
		Number	Weighted average exercise price $
Outstanding - Beginning of the period		2 749 941	0.77
Exercised		(223 340)	0.75
Granted		137 000	1.23
Matured or cancelled		--- ___________	--- ___________
Outstanding and exercisable - End of period		2 663 601 ___________	0.79 ___________

	Options outstanding and exercisable as at Aug. 31, 2004	Weighted average remaining contractual life (years)	Weighted average exercise price $
Range of exercise prices
$0,43 to $0,90	2 407 101	4.21	0.73
1,23 to $1,42	256 500	8.63	1.32

Period ended August 31, 2004

Risk-free interest rate; 4.51%
Expected volatility; 53%
Dividend yield; nil
Weighted average expected life; 84 months
Weighted average fair value of options granted; $0.728

The company recognizes, as a compensation cost arising from awards to key employees, officers and directors the excess, if any, of the fair value of the shares at the date of grant over the exercise price of the options. $47 320 has been accounted for in the financial statements for the year ended August 31, 2004.

The compensation cost arising from stock options granted to suppliers amounts to $52 416 for the period ended August 31, 2004. The compensation cost has been included in professional fees and general exploration cost and the related credit has been recognized in the stock options recorded under Shareholders' Equity.

6 Differences between Canadian and U.S. GAAP
These interim financial statements are prepared in accordance with Canadian GAAP which differ in certain respects from U.S. GAAP. Note 18 to the company’s most recent annual financial statements describes the material differences between Canadian and U.S. GAAP. This note describes additional changes occurring since the most recent annual financial statements and provides a quantitative analysis of the material differences. All disclosures required in annual financial statements under U.S. GAAP have not been provided in these interim financial statements.

Reconciliation of net loss to conform with U.S. GAAP
Three-month periods ended
	August 31, 2004 $	August 31, 2003 $
Net loss for the period in accordance with Canadian GAAP	285 109	103 151
Mining properties	387 342	163 301
Stock options granted to non-employees and repricing	226 943 ___________	135 199 ___________
Net loss for the period in accordance with U.S. GAAP	899 394	401 651
Other comprehensive loss Unrealized (gains) loss on short-term investments	(173 546)	36 957
Unrealized losses (gains) on long-term investments	34 929 ___________	(114 007) ___________
Comprehensive loss	760 777 ___________	324 601 ___________

Basic and diluted net loss per share in accordance with U.S. GAAP	0.021 ___________	0.011 ___________

Basic and diluted weighted average number of shares issued and outstanding in accordance with U.S. GAAP	36 561 124 ___________	30 707 519 ___________

As a result of the above adjustments to net loss, differences with respect to the shareholders' equity under U.S. GAAP are as follows:
	As at August 31, 2004 $ (unaudited)	As at May 31, 2004 $ (audited)
Share capital
Share capital in accordance with Canadian GAAP	52 344 336	52 159 266
Stock options	295 708	214 439
Warrants	883 255	883 255
Stock-based compensation costs	1 859 889 ___________	1 632 946 ___________
Share capital in accordance with U.S. GAAP	55 383 188 ___________	54 889 906 ___________

Contributed surplus
Contributed surplus in accordance with Canadian GAAP	---	---
Stock options cancelled	703 756 ___________	703 756 ___________
Contributed surplus in accordance with U.S. GAAP	703 756 ___________	703 756 ___________

Accumulated deficit
Deficit in accordance with Canadian GAAP	24 810 652	24 525 543
Mining properties	9 874 768	9 487 426
Stock-based compensation costs	2 563 645 ___________	2 336 702 ___________
Deficit in accordance with U.S. GAAP	37 249 065 ___________	36 349 671 ___________
Other accumulated comprehensive income Unrealized gains on short-term investments and exploration funds
Balance - Beginning of period	429 521	108 613
Unrealized gains arising during the period	173 546 ___________	320 908 ___________
Balance - End of period	603 067 ___________	429 521 ___________

Unrealized gains on long-term investments
Balance - Beginning of period	148 360	(41 381)
Unrealized gains (losses) arising during the period	(34 929) ___________	189 741 ___________
Balance - End of period	113 431 ___________	148 360 ___________
Other accumulated comprehensive income	716 498 ___________	577 881 ___________

Balance Sheets
	August 31, 2004 $ (unaudited)	May 31, 2004 $ (audited)
Current assets
Short-term investments	12 452 701	12 933 713
Income taxes recoverable	13 694	13 694
Amounts receivable	3 807 360	2 909 434
Prepaid expenses	79 537 ___________	52 968 ___________
	16 353 292	15 909 809

Deposit on exploration costs	99 510	150 000
Exploration funds	4 147 488	4 644 221
Long-term investments	264 468	299 397
Office equipment	16 627	12 676
Web site development expenses	4 335 ___________	4 556 ___________
	20 885 720 ___________	21 020 659 ___________

Current liabilities
Accounts payable and accrued liabilities
Related companies	152 688	133 160
Others	1 178 655 ___________	1 065 627 ___________
	1 331 343 ___________	1 198 787 ___________

Shareholders' Equity
Share capital	55 383 188	54 889 906
Contributed surplus	703 756	703 756
Deficit	(37 249 065)	(36 349 671)
Other accumulated comprehensive income	716 498 ___________	577 881 ___________
	19 554 377 ___________	19 821 872 ___________
	20 885 720 ___________	21 020 659 ___________

Statements of cash flows
Three-month periods ended
	August 31, 2004 $	August 31, 2003 $
Operating activities	(1 431 732)	(782 249)
Financing activities	166 603	8 875
Investing activities	1 265 129 ___________	602 011 ___________
Decrease in cash and cash equivalents	0	(171 363)
Cash and cash equivalents - Beginning of period	0 ___________	1 197 687 ___________
Cash and cash equivalents - End of period	0	1 026 324
	___________	___________

Statements of earnings
Three-month periods ended
	August 31, 2004 $	August 31, 2003 $
Revenues	323 402	354 577
Expenses	1 220 854 ___________	758 427 ___________
Loss for the period before income taxes	(897 452)	(403 850)
Income taxes	(1 942) ___________	2 199 ___________
Net loss for the period in accordance with U.S. GAAP	(899 394) ___________	(401 651) ___________

Accounting for stock-based compensation
Three-month periods ended
	August 31, 2004 $	August 31, 2003 $
Net loss for the period in accordance with U.S. GAAP	899 394	401 651
Adjustment related to stock options granted to directors and managers	--- ___________	33 713 ___________
Pro-forma net loss for the period	899 394 ___________	435 364 ___________
Pro-forma net loss per share	0.024 ___________	0.014 ___________

MANAGEMENT’S DISCUSSION and ANALYSIS

Nature of activities

The company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties. The company will periodically have to raise additional funds to continue operations, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

Selected consolidated financial information

	Results as at August 31	Results as at May 31
	2004	2004	2003
	($)	($)
	(3 mois)	(12 mois)	(12 mois)
Revenues Sales	---	---	---
Interests and other	323 402 ____________	1 069 245 ____________	1 033 147 ____________
	323 402	1 069 245	1 033 147

Expenses Management fees	295 977	1 144 632	1 006 902
General exploration fees	272 535	342 784	216 999
Grants, tax credits and mining rights	(109 588)	(115 636)	(102 421)
Cost of abandoned mining properties	216 060	287 077	1 179 571
Profit on sale of investments and mining properties	(68 415)	(364 398)	(16 338)
Less value of temporary investments	---	---	267 060
	606 569 ____________	1 294 459 ____________	2 551 773 ____________

Income tax	1942	---	21 762
Share in the net earnings of S.M. Orcapital	---	---	---
Net loss	285 109	225 214	1 540 388
Basic and diluted net loss per share	0.008	0.007	0.05
Other information
Total asset	30 043 990	29 930 204	21 589 201
Long-term debt	---	---	---
Shareholders’ equity	28 712 647	28 731 417	20 879 005

Since its incorporation, Virginia has not paid any cash dividends on its outstanding common shares. Any future dividend payment will depend on the Corporation’s financial needs to found its exploration programs and its future financial growth, and any other factor that the board deem necessary to consider in the circumstances. It is highly unlikely that any dividends will be paid in the near future.

Result of operations

The company suffered a net loss of $ 285 109 for the first quarter compared to $ 103 151 for the corresponding period of the previous fiscal year. Interest revenues have decreased close to 40%. This gap is due to lower interest rates. The company also receives fees for its role as operator of projects in partnerships. The increase of $ 55 264 is mainly due to the addition of the agreement with Noranda on Coulon project. The increase in professional fees is due to the accounting of fair value of stock options granted to suppliers during the quarter ended August 31, 2004. The increase of management fees is due to a greater assumption of exploration work by the company. The decrease in rent and office expenses due mainly, during the comparative previous quarter, to the accounting of the fair value of stock options granted to directors, officers and employees. The company increases his budget of advertising for the current year, increasing advertising, exhibitions and travelling expenses. During the first quarter ended August 31, 2004, the company has partially abandoned the project Apple, Noëlla, Chutes des Passes, Sagar et Guyer Sud.

Quaterly information

The information presented below details the total revenues, overall net income (net loss), and the net profit (net loss) per participating of the last eight quarters.

Quarter ended	Total revenues	Net income	Net income per share
			Basic	Diluted
2004-08-31 2004-05-31 2004-02-29 2003-11-30 2003-08-31 2003-05-31 2003-02-28 2002-11-30	323 402 226 770 606 282 256 144 354 577 311 235 279 708 185 227	(285 109) 23 400 (13 585) (131 878) (103 151) (293 208) (546 811) (243 657)	(0.008) 0.001 (0.001) (0.004) (0.003) (0.008) (0.018) (0.008)	(0.008) 0.001 (0.001) (0.004) (0.003) (0.008) (0.018) (0.008)

Liquidity

Virginia’s working capital remains excellent at $ 14 435 005, increasing by $ 138 187 from the beginning of the period. Tax credit and mining rights explain why working capital increase from quaterly to quaterly. The company also has exploration funds of $ 4 131 365 that will finance exploration work during the next year. The company has no long term debt and the working capital will cover the cost of current expenses and some exploration costs in future years.

Contractual obligations	Payments due by period
	Total	Less than 1 year	1-3 years
Lease	$ 79 104	$ 39 552	$ 39 552

Capital resources

No capital resources have been raised during the first quarter.
223 340 stock options have been exercised for an amount of $ 166 603.

Off balance sheet arrangements

The company has no off balance sheet arrangements.

Related party transactions

The company entered into the following transactions with the companies owned by directors and executive officers :

	August 31, 2004 $	August 31, 2003 $
Expenses capitalized in mining properties	23 608	26 394
Purchase of office equipment	315	---
Management fees	70 180	22 836
Rent and office expenses	113 556	117 538
Professional fees	1 000	---
General exploration costs	89 216	12 479

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Mining properties book values

At the end of each quarter, exploration work done on mining properties are reviewed to evaluate their potential. Following this analyse, write-off are done if the case may be.

Changes in accounting policies

No accounting policies have been modified during the first quarter.

Financial instruments

Fair value

Amounts receivable, exploration funds and accounts payable and accrued liabilities are financial instruments whose fair value approximates their carrying value due to their short-term maturity or to current market rates.

The fair value of short-term investments, determined base on market value, amount to $ 12 452 701 and $ 12 933 713 as at August 31, 2004 and 2003 respectively.

The fair value of exploration funds, determined base on market value, amount to $ 4 147 488 and $ 4 628 904 as at August 31, 2004 and 2003 respectively.

Interest rate risk as at August 31, 2004 and 2003

The company’s exposure to interest rate risk is summarized as follows :

- Short-term investments
Investments in public companies
Bonds and other securities bearing
Variable interest rate

- Amounts receivable
Non interest bearing

- Exploration funds
Variable interest rate

- Accounts payable and accrued liabilities
Non interest bearing

Disclosure of outstanding share data

The company can issue an unlimited number of common shares, without per value.
As at October 14, 2004, 36 910 255 shares are issued and allotted.

Risk and uncertainties

Financial risk

The company is considered to be in the exploration stage, that it is dependant on obtaining regular financing in order to continue exploration.
Despite previous success in acquiring this financing, there is no guarantee of obtaining any future financing.

Risk on the uncertainty of title

Although the company has taken steps to verify title to mining properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company’s title. Property title may be subject to unregistered prior agreements and non compliance with regulatory requirements.

Environmental risk

The company is subject to various environmental incidents that can incurred during exploration work. The company maintains an environmental management system including operational plans and practices.

Outlook

The company will be extremely active in exploration throughout the next months. This autumn, work will mainly be carried out on Corvet Est, Coulon, Eleonore, Lac Gayot and Grenville properties.

Additional information and continuous disclosure

This Management’s Discussion and Analysis has been prepared as of October 14, 2004. Additional information on the company is available through regular filings of press releases, financial statements and its annual information form on SEDAR (www.sedar.com).

FORM 52-109FT2
Certification of interim filings during transition period

I, André Gaumond, President of Virginia Gold Mines inc., certify that :

4. I have reviewed the interim filings (as this term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings) of Virginia Gold Mines (the issuer) for the interim period ending August 31, 2004.

5. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

6. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

(s) André Gaumond
Président, le 15 octobre 2004
President, October 15, 2004

________________________________________________________________________________________

FORM 52-109FT2
Certification of interim filings during transition period

I, Gaétan Mercier, Chief Financial Officer of Virginia Gold Mines inc., certify that :

4. I have reviewed the interim filings (as this term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings) of Virginia Gold Mines (the issuer) for the interim period ending August 31, 2004.

5. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

6. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

(s) Gaétan Mercier
Chef des Services Financiers, le 15 octobre 2004
Chief Financial Officer, October 15, 2004